FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2013

Commission File No. 000-30972

HIP ENERGY CORPORATION
(Translation of registrant’s name into English)

5548 Parthenon Place, West Vancouver, BC Canada  V7W 2V7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

NOTE:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

HIP ENERGY CORPORATION
(A Development Stage Company)

Consolidated Financial Statements
 (Expressed in US dollars)

November 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
HIP Energy Corporation (a development Stage Company)
Vancouver, British Columbia

We have audited the accompanying consolidated statements of financial position of Hip Energy Corporation and its subsidiaries, a development stage company (collectively, the “Company”) as of November 30, 2012 and 2011, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements of Hip Energy Corporation and its subsidiaries present fairly, in all material respects, their consolidated financial position as of November 30, 2012 and 2011, and the results of their consolidated operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 2, the Company has incurred a series of net losses resulting in negative working capital as of November 30, 2012. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MaloneBailey, LLP
MaloneBailey, LLP
Houston, Texas
April 2, 2013

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statements of Financial Position
(Expressed in US dollars)

	November 30, 2012 $	November 30, 2011 $	December 1, 2010 $

ASSETS

Current Assets

Cash	275,984	7,787	35,290
HST recoverable	423	9,928	8,074
Prepaid expenses	–	547	547

Total Current Assets	276,407	18,262	43,911

Equipment (Note 4)	20,643	28,443	36,243
Exploration Advances	–	–	210,000
Oil and Gas Properties (Note 5)	–	65,000	127,500

Total Assets	297,050	111,705	417,654

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current Liabilities

Accounts payable and accrued liabilities	14,158	80,275	44,764
Due to related parties (Note 9)	641,675	352,517	25,762
Advances payable – related parties (Note 9)	65,417	63,707	63,714

Total Current Liabilities	721,250	496,499	134,240

Promissory note payable - related party (Note 9)	411,879	–	–

Total Liabilities	1,133,129	496,499	134,240

Shareholders’ Equity (Deficiency)

Share capital	4,409,168	4,409,168	4,409,168
Deficit	(5,245,247)	(4,793,962)	(4,125,754)

Total Shareholders’ Equity (Deficiency)	(836,079)	(384,794)	283,414

Total Liabilities and Shareholders’ Equity (Deficiency)	297,050	111,705	417,654

Nature of operations (Note 1)
Ability to continue as a going concern (Note 2)
Commitments (Notes 5, 6 and 10)

Approved on behalf of the Board:

“Richard Coglon”	“James Chui”
Director	Director

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statements of Comprehensive Loss
(Expressed in US dollars)

	Year ended November 30,	Year ended November 30,	Years ended November 30,
	$2012	$2011	$2010

EXPENSES
Depreciation	7,800	7,800	2,757
Bank charges and interest	2,704	3,691	4,731
Consulting and secretarial (Note 9)	23,850	12,000	151,278
Finder’s fees	–	–	800
Foreign exchange loss (gain)	3,856	(310)	8,897
Impairment of oil and gas property	65,000	62,500	–
Management fees (Note 9)	289,992	289,992	169,198
Oil and gas exploration expenses	9,000	210,000	–
Office and miscellaneous	6,177	8,760	57,191
Professional fees	34,972	66,723	168,468
Gain on settlement of accounts payable	(19,900)	–	–
Shareholder information	392	680	10,608
Transfer agent and regulatory fees	3,344	2,980	6,800
Travel and promotion	12,219	3,392	79,095
Well bore technology expenses	–	–	98,374

Total expenses before other items	(439,406)	(668,208)	(758,197)

Other Items
Interest expense	(11,879)	–	–

Net loss and comprehensive loss for the year	(451,285)	(668,208)	(758,197)

Basic and diluted loss per share	(0.01)	(0.01)	(0.02)

Weighted average shares outstanding	60,727,660	60,727,660	42,650,696

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statement of Changes in Equity (Deficiency)
(Expressed in US dollars)

	Common
	Shares	Amount		Deficit		Total
	#	$		$		$

Balance – December 1, 2009	6,211,660		3,275,168		(3,367,557)		(92,389)

Shares issued for the acquisition of oil and gas properties – Note 5	20,000,000		5,000		–		5,000

Shares issued for the acquisition of an intangible asset – Note 6	30,000,000		–		–		–

Shares issued for cash at $0.25 per share	2,416,000		604,000		–		604,000

Shares issued for cash at $0.25 per share	2,100,000		525,000		–		525,000

Net loss for the year	–		–		(758,197)		(758,197)

Balance – November 30, 2010	60,727,660		4,409,168		(4,125,754)		283,414

Net loss for the year	–		–		(668,208)		(668,208)

Balance – November 30, 2011	60,727,660		4,409,168		(4,793,962)		(384,794)

Net loss for the year	–		–		(451,285)		(451,285)

Balance – November 30, 2012	60,727,660		4,409,168		(5,245,247)		(836,079)

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Year Ended November 30,	Year Ended November 30,	Year Ended November 30,
	$2012	$2011	$2010
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the year	(451,285)	(668,208)	(758,197)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	7,800	7,800	2,757
Foreign exchange	1,710	(31)	2,509
Exploration advances expensed	–	210,000	–
Impairment of oil and gas properties	65,000	62,500	–
Accrued interest on promissory note	11,879	–	–

Changes in non-cash working capital items:
HST recoverable	9,505	(1,854)	(6,794)
Due to related parties	289,158	326,755	25,762
Prepaid expenses	547	24	(547)
Accounts payable and accrued liabilities	(66,117)	35,511	785

Net cash used in operating activities	(131,803)	(27,503)	(733,725)

INVESTING
Acquisition of equipment	–	–	(39,000)
Exploration advances	–	–	(210,000)
Acquisition of oil and gas properties	–	–	(122,500)

Net cash used in financing activities	–	–	(371,500)

FINANCING
Capital stock issued for cash	–	–	1,129,000
Proceeds from promissory note	400,000	–	–

Net cash provided by financing activities	400,000	–	1,129,000

Net Cash Inflows (Outflows)	268,197	(27,503)	23,775

Cash, Beginning Of Year	7,787	35,290	11,515

Cash, Ending Of Year	275,984	7,787	35,290

Cash paid for income taxes during the year	–	–	–
Cash paid for interest during the year	–	–	–

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

1.	NATURE OF OPERATIONS

HIP Energy Corporation and its subsidiaries (the “Company”) was incorporated on June 22, 1983, and on November 17, 2009, the Company changed its name from Bradner Ventures Ltd. to HIP Energy Corporation. The Company is currently a reporting issuer under the security laws of British Columbia and Alberta, Canada and its common shares are listed on the OTC Bulletin Board under the trading symbol "HIPCF". The Company is a development stage company. The Company’s current business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology (“the Technology”) (Notes 5 and 6). The Company did not previously have an operating business. The Company incorporated a wholly-owned subsidiary HIP Energy (Texas), Inc. (“HIP Texas”), on February 12, 2010 in Texas to facilitate the acquisition of the Well Bores as described in Note 5. The Company also incorporated a wholly-owned subsidiary HIP Energy (Nevada) Corporation (“HIP Nevada”), on March 11, 2010 in Nevada to facilitate the acquisition of the exclusive worldwide license for use of the Technology as described in Note 6. The financial statements include accounts of the Company and its wholly-owned subsidiaries, HIP Texas and HIP Nevada. As a result of these transactions, there was a change in control of the Company; the transferors of the well bores together control 65.8% of the Company. All intercompany transactions and balances have been eliminated. The Company’s fiscal year-end is November 30.

The Company’s registered office is Suite 404 – 999 Canada Place, Vancouver, British Columbia, V6E 3E2.

The consolidated financial statements were authorized for issue by the Board of Directors on April 2, 2013.

2.	BASIS OF PRESENTATION

Statement of compliance

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) on a going concern basis. In 2010 Canadian generally accepted accounting principles (“GAAP”) was revised to incorporate IFRS, and required publicly accountable companies to apply IFRS standards effective for the years beginning on or after January 1, 2011. Therefore, the Company has begun reporting on the IFRS basis for these consolidated financial statements. Within these consolidated financial statements, the term Canadian GAAP refers to Canadian GAAP prior to the adoption of IFRS.

These consolidated financial statements have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”). Subject to certain transition elections disclosed in Note 14, the Company has consistently applied the same accounting policies in its opening IFRS consolidated statements of financial position and consolidated statements of comprehensive loss, including the nature and effect of changes in account policies from those used in the Company’s consolidated financial statements for the years ended November 30, 2011 and 2010. Comparative figures for the years ended November 30, 2011 and 2010, in these consolidated financial statements have been restated to give effect to these accounting policy changes.

Material changes in reporting from the consolidated financial statements in Canadian GAAP to these consolidated financial statements in IFRS are discussed in Note 14.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis and are presented in United States dollars, which is also the Company’s functional currency.

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. These estimates are, by their nature, uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Going concern of operations

The Company operates on a going concern basis which contemplates that it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The Company has incurred significant net losses and negative cash flows from operations in prior years. The Company incurred a net loss of $451,285 during the year ended November 30, 2012 and, as of that date the Company’s deficit was $5,245,247 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of common shares and financial support from related parties. Continued operations of the Company are dependent on the Company's ability to raise funds through debt financing, complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms. The consolidated financial statements contain no adjustments that reflect the outcome of this uncertainty.

Oil and gas properties are recognized at their carrying amounts, which represent costs incurred to date and do not necessarily reflect present or future values.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amount and classification of liabilities and the reported revenue and expenses that would be necessary should the Company be unable to continue as a going concern.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the opening IFRS consolidated statement of financial position at December 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

        Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, HIP Energy (Texas), Inc. and HIP Energy (Nevada) Corporation. All significant intercompany transactions and balances have been eliminated.

Cash and cash equivalents

        The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

Foreign currency translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Leases

Leases are classified as either capital or operating in nature. Finance leases are those which substantially transfer the benefits and risks of ownership to the lessee. Obligations under finance leases are reduced by the principle portion of lease payments. The imputed interest portion of lease payments is charged to expense. Payments required under operating leases are recorded as an expense.

Exploration and evaluation

Exploration and evaluation (“E&E”) costs are capitalized for projects after the Company has acquired the legal right to explore but prior to their technical feasibility and commercial viability being confirmed, generally determined as the establishment of proved or probable reserves. These costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable overhead and administration expenses, including remuneration of production personnel and supervisory management, the projected costs of retiring the assets, and any activities in relation to evaluating the technical feasibility and commercial viability of extracting mineral resources.

Once technical feasibility and commercial viability are confirmed the E&E asset is then reclassified to property and equipment and tested for impairment. For purposes of impairment testing, E&E assets are allocated to the appropriate cash-generating units based on geographic proximity.

Expired lease costs are expensed as part of depletion and depreciation expense as they occur and costs incurred prior to the legal right to explore are charged to net income (loss).

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

Property and equipment

(i) Cost and valuation

All costs directly associated with the development of oil and gas interests are capitalized on an area-by-area basis as oil and gas interests and are measured at cost less accumulated depletion and net impairment losses. These costs include expenditures for areas where technical feasibility and commercial viability have been determined. These costs include property acquisitions with proved and/or probable reserves, development drilling, completion, gathering and infrastructure, decommissioning liabilities and transfers of exploration and evaluation assets. Equipment is recorded at cost on initial acquisition. Cost includes the purchase price and the directly attributable costs of acquisition required to bring an asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. Subsequent expenditure relating to an item of equipment is capitalized when it is probable that future economic benefits from the use of the assets will be increased. All other subsequent expenditure is recognized as repairs and maintenance expenses during the period in which they are incurred.

(ii) Depletion and depreciation

The provision for depletion for oil and natural gas assets is calculated based on each asset’s production for the period divided by the Company’s estimated total proved and probable oil and natural gas reserve volumes before royalties for that asset, taking into account estimated future development costs. Production and reserves of natural gas and associated liquids are converted at the energy equivalent ratio of six thousand cubic feet of natural gas to one barrel of oil. Changes in estimates used in prior periods, such as proven and probable reserves, that affect the unit-of-production calculations do not give rise to prior period adjustments and are dealt with on a prospective basis. No amortization of capitalized costs has been recorded as the Company has not yet established any proven reserves.

Equipment is depreciated on a straight-line basis over the estimated useful life of the asset at the rate of 20% per annum.  Where components of an asset have a different useful life and cost that is significant to the total cost of the asset, depreciation is calculated on each separate component.  Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date, and adjusted if appropriate.

Decommissioning and restoration costs

Decommissioning and restoration costs will be incurred by the Company at the end of the operating life of certain of the Company’s assets. The ultimate decommissioning and restoration costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal and regulatory requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example in response to changes in reserves or changes in laws and regulations or their interpretation. In determining the amount of the provision, assumptions and estimates are required in relation to discount rates. As a result, there could be significant adjustments to the provisions established which would affect future financial results. The asset retirement obligation for the wellbores owned by the Company rests solely with the operator of the respective wellbores and thus no asset retirement obligation has been accrued.

Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment in IAS 36, Impairment of Assets. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amounts of the following types of intangible assets are measured annually whether or not there is any indication that it may be impaired.

• an intangible asset with an indefinite useful life

• an intangible asset not yet available for use

• goodwill acquired in a business combination

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”).

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

In respect of other assets than goodwill and intangible assets that have indefinite useful lives, impairment losses recognized in prior periods are assessed at each reporting date for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Provisions

Provisions are recognized for liabilities of uncertain timing or amounts that have arisen as a result of past transactions, including legal or constructive obligations. The provision is measured at the best estimate of the expenditure required to settle the obligation at the reporting date.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.  Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired: at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and other financial liabilities.

i)	Financial Assets

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

At Fair Value Through Profit or Loss

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in fair value being included in profit or loss.

Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  Such assets are recognized initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest rate method, less any impairment losses.

Held-to-Maturity Investments

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in noncurrent assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale investments

Available-for-sale investments are non-derivatives that are either designated in this category or not classified in any of the other categories.  Available-for-sale investments are recognized at fair value and are subsequently carried at fair value.  Gains or losses arising from changes in fair value are recognized in other comprehensive loss.  Available-for-sale investments are classified as current except if they are expected to be realized beyond twelve months of the statement of financial position date, where they are classified as non-current.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

ii)	Financial liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise accounts payable and accrued liabilities and note payable.  These liabilities are initially recognized on the trade date at fair value when the Company becomes a party to the contractual provisions of the instrument and are subsequently carried at amortized cost using the effective interest rate method. The liabilities are derecognized when the Company’s contractual obligations are discharged or cancelled or, they expire.

iii)	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or group of financial assets.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Preferred shares are classified as equity if they are non-redeemable, or redeemable only at the Company’s option, and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Company’s shareholders. Preferred shares are classified as a liability if they are redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. Dividends thereon are recognized as interest expense in profit or loss as accrued.

Share-based payment

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Where equity instruments are granted to parties other than employees, they are recorded by reference to the fair value of the services received. If the fair value of the services received cannot be reliably estimated, the Company measures the services received by reference to the fair value of the equity instruments granted, measured at the date the counterparty renders service.

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credit to share capital, adjusted for any consideration paid.

Earnings (Loss) per share

Earnings (loss) per share are calculated using the weighted-average number of common shares outstanding during the year.  In calculating diluted earnings (loss) per share, the Company considers the potential exercise of outstanding share purchase options and warrants to the extent each option, warrant or contingent issuance was dilutive. Potentially dilutive securities were excluded in the computation of diluted loss per share as their inclusion would be anti-dilutive.

Income Taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

i)	Current income tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

ii)	Deferred income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized for the following temporary differences:

•	liabilities arising from initial recognition of goodwill for which amortization is not deductible for tax purposes;
•
liabilities arising from the initial recognition of an asset/liability other than in a business combination which, at the time of the transaction, does not affect either the accounting or the taxable profit; and

•
liabilities arising from undistributed profits from investments where the entity is able to control the timing of the reversal of the difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

iii)	Sales tax

Revenues, expenses and assets are recognized net of the amount of sales tax except:

•
Where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case, the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable

•
Receivables and payables that are stated with the amount of sales tax included. The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Standards, amendments and interpretations not yet effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for annual periods beginning after January 1, 2012 or later periods.  The following amendments, revisions and new IFRSs, that have not been early adopted in these financial statements, will not have an effect on the Company’s future results and financial position:

i)	IFRS 1, First-time Adoption of International Financial Reporting Standards, amendments regarding Government Loans;

ii)	IFRS 7, Financial Instruments: Disclosures, amendments regarding Disclosures – Offsetting Financial Assets and Financial Liabilities;

iii)	IFRS 9, Financial Instruments (New; to replace IAS 39 and IFRIC 9)

iv)	IFRS 10, Consolidated Financial Statements (New; to replace consolidation requirements in IAS 27 (as amended in 2008) and SIC-12)

v)	IFRS 11, Joint Arrangements (New; to replace IAS 31 and SIC-13)

vi)	IFRS 12, Disclosure of Interests in Other Entities (New; to replace disclosure requirements in IAS 27 (as amended in 2008), IAS 28 (as revised in 2003) and IAS 31)

vii)	IFRS 13, Fair Value Measurement (New; to replace fair value measurement guidance in other IFRSs)

viii)	IAS 1, Presentation of Financial Statements, amendments regarding Presentation of Items of Other Comprehensive Income

ix)	IAS 19, Employee Benefits (Amended in 2011)

x)	IAS 27, Separate Financial Statements (Amended in 2011)

xi)	IAS 28, Investments in Associates and Joint Ventures (Amended in 2011)

xii)	IAS 32, Financial Instruments: Presentation, amendments regarding Offsetting Financial Assets and Financial Liabilities;

xiii)	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (New)

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

4.	EQUIPMENT

	Oil & Gas Equipment
	$

Cost

Balance at December 1, 2010		39,000

Additions		–
Disposals		–

Balance at November 30, 2011		39,000

Additions		–
Disposals		–

Balance at November 30, 2012		39,000

Depreciation

Balance at December 1, 2010	2,757

Depreciation for the period	7,800

Balance at November 30, 2011	10,557

Depreciation for the period	7,800

Balance at November 30, 2012	18,357

Carrying amounts

Balance at December 1, 2010	36,243

Balance at November 30, 2011	28,443

Balance at November 30, 2012	20,643

5.           OIL AND GAS PROPERTIES

	Texas Well Bores

	Opal	Other		Peak Wells	Total

Balance, December 1, 2010	$62,500	$5,000		$60,000	$127,500

Acquisition	–	–		–	–
Impairment	(62,500)	––		–	(62,500)

Balance, November 30, 2011	$–	$5,000		$60,000	$65,000

Acquisition	–	–		–	–
Impairment	–	(5,000	)–	(60,000)	(65,000)

Balance, November 30, 2012	$–	$–		$–	$–

Opal and other Well Bores

On March 30, 2010, the Company acquired all rights, title and interest in and to 50 well bores located in West Texas, and 1 well bore (the “Opal Well”) located in Central Texas. The Company issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52 well bores in West and Central Texas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting (being the amount that the well bores were carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 6, control the Company subsequent to the transactions. In consideration of the transfer of the Opal Well, the Company agreed to pay consideration totaling $250,000 consisting of accrued development, equipment and lease operating costs incurred on the Opal Well. The Company paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by the Company as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP Downhole Process Technology. The Company has not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

During the year ended November 30, 2012, the Company determined that there were no future plans for using the properties for testing and recognized an impairment loss of $5,000 (2011 - $62,500) related to the Opal Well and other well bores.

Peak Well Bores

On January 1, 2010, the Company entered into a joint operating agreement with a company to operate and develop the Well Bores using the HIP Downhole Technology. The Company forwarded $60,000 as a deposit on the Peak Well Bores (the “Peak Wells”).

During the year ended November 30, 2012, the Company determined that there were no future plans for using the properties for testing and recognized an impairment loss of $60,000 related to the Peak Wells.

Exploration Advances

As at November 30, 2010, the Company had advanced $210,000 to the well bores operator for specific property use but which had yet to be spent as of that date.  These funds were spent during the year ended November 30, 2011.

6.	HIP DOWNHOLE PROCESS TECHNOLOGY

On March 30, 2010, the Company completed the acquisition of the worldwide exclusive rights to the proprietary HIP Downhole Process Technology (“the Technology”). The Technology is proprietary downhole oil and gas technology designed and developed to increase oil and gas production from non-commercial, uneconomic, depleted or damaged well bores and oil and gas reservoirs. In consideration for the grant of the License Agreement, the Company issued 30,000,000 shares of common stock and agreed to pay an annual royalty fee equal to 25% of net revenue from income associated with its use and application. The purchase price allocated to the technology was assigned a value of $Nil using carryover basis of accounting (being the amount that the technology was carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 5, control the Company subsequent to the transactions.

In April 2010, the Company entered into a joint operating agreement with an operator to develop the Well Bores using the Technology. In consideration for their services, the operator will be granted a 10% working interest in any of the Well Bores that the HIP Downhole Process Technology is applied to.

7.	SHARE CAPITAL

Authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares.

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at November 30, 2012, November 30, 2011, and December 1, 2010.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at November 30, 2012, November 30, 2011, and December 1, 2010.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

8.	CAPITAL DISCLOSURES

In the management of capital, the Company includes cash in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to seek and identify suitable business opportunities or business combinations in Canada or the United States of America. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company places its cash with institutions of high credit worthiness. At November 30, 2012, the Company had cash of $275,984 (November 30, 2011 – $7,787; December 1, 2010 - $35,290).

The Company has identified business opportunities as noted in Notes 5 and 6. The Company will continue to assess new opportunities and seek to acquire business if it feels there are sufficient benefits to the Company and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes made to the capital management policy during the period.

9.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are measured at the exchange amount, being the amount established and agreed to by the related parties.

a)	During the year ended November 30, 2012, the Company incurred $289,992 (2011 – $289,992; 2010 – $169,198) for management fees to directors, officers and private companies controlled by them.

b)	During the year ended November 30, 2012, the Company incurred $12,000 (2011 – $12,000; 2010 – $1,000) in consulting fees to officers.

c)
As at November 30, 2012, the Company owes $50,320 (CDN$50,000) (November 30, 2011 – $49,005; December 1, 2010 - $49,010) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

d)
As at November 30, 2012, the Company owes $641,675 (November 30, 2011 – $352,517; December 1, 2010 - $25,762) to directors for accrued management fees and expenses incurred on behalf of the Company, which are unsecured, non-interest bearing and payable on demand.

e)
As at November 30, 2012, the Company owes $15,096 (CDN$15,000) (November 30, 2011 – $14,702; December 1, 2010 - $14,704) to a private company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable on demand.

f)
On March 4, 2012, the Company entered into a promissory note and received a loan of $400,000 from a lender, on behalf of a director of the Company, bearing interest at the Prime Rate plus 1%. The Prime Rate is the floating annual rate of interest based upon the HSBC Bank of Canada rate. The loan matures on March 4, 2014. As at November 30, 2012, the Company accrued $11,879 of interest.

10.	COMMITMENTS

a)
Pursuant to the acquisitions of the Well Bores and the HIP Downhole Process Technology, the Company entered into an agreement with an individual to issue 80,000 shares of common stock as a finders’ fee. As at November 30, 2012, the shares had not been issued.

b)
The Company entered into several management and consulting agreements with directors and officers in which the Company agreed to pay aggregate monthly fees of $24,166. The monthly fees will increase to an aggregate of $56,666 within 30 days of the Company completing a private placement of $4,000,000 or the Company having achieved 30 days of continuous production of an average of 20 bbls of oil per day per well, or a combined oil and gas equivalent, from a minimum of 10 wells forming part of a 10 well unit on which the Company has successfully applied the HIP Downhole Process Technology. The term of all the agreements is 2 years, with the exception with the President’s agreement, which is 3 years. In addition, stock options will be granted to acquire up to 4,000,000 shares of common stock at $0.25 per share for a period of five years.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

11.	RISK MANAGEMENT

Overview

The Company is subject to state and federal environmental regulations. Management has designed procedures and policies to provide for environmental compliance however, due to the diversity of environmental laws and regulations, compliance at all times cannot be assured. Although management has taken steps to verify title on the properties on which it conducts exploration and in which it has an interest, these procedures may not guarantee the Company’s title. Property title may be at risk from unregistered prior agreements, unregistered claims, other land claims and non-compliance with regulatory and environmental requirements.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk

• Liquidity and funding risk

• Market risk

The Board of Directors approves and monitors the risk management processes.

a)	Credit Risk

Credit risk is the risk of potential loss to the Company if a counter party to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is on its cash and amounts receivable.

Cash consists of cash bank balances. The Company manages the credit exposure related to cash by holding its funds with reputable financial institutions.

Amounts receivable consist of HST recoverable. The Company’s maximum credit exposure for cash and amounts receivable is the carrying value of $276,407 (November 30, 2011 - $17,715; December 1, 2010 - $43,364).

b)	Liquidity and Funding Risk

Liquidity and funding risk is the risk that the Company will not have sufficient capital to meet short-term operating requirements, after taking into account the Company’s holdings of cash.

As at November 30, 2012, the Company’s working capital deficiency is $444,843. In the case of cash deficits arising from exploration commitments and general operating budgets, the Company will have to seek debt or equity financing. There are no assurances that such financing will be available on terms acceptable to the Company.

The Company determined that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash and excluding amounts payable to related parties. The Company’s cash is invested in business accounts and is available on demand.

c)	Market Risk

i)	Interest Rate Risk:

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments.

The Company had $275,984 in cash at November 30, 2012. The bank account is not an interest bearing bank account and currently the Company does not hold any investments or financial liabilities on which interest accrues, and is therefore not subject to a significant amount of interest rate risk.

ii)	Foreign Currency Risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. The Company’s functional and reporting currency is the US dollar. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in United States of America and Canada and holds cash in US and Canadian dollar currencies in line with forecasted expenditures. The Company’s main risk is associated with fluctuations in the Canadian dollar and assets and liabilities are translated based on the foreign currency translation policy.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

The Company’s net exposure to the Canadian dollar on financial instruments is as follows:

	November 30, 2012	November 30, 2011	December 1, 2010

Cash	$(295)	$4,465	$69
HST recoverable	423	9,928	8,074
Accounts payable and accrued liabilities	(24)	(61,974)	(43,530)
Due to related parties	7,096	–	–
Advances payable	65,417	–	–

	$72,617	$(47,581)	$(35,387)

The Company has determined that an effect of a 10% increase or decrease in the Canadian dollar against the US dollar on financial assets and liabilities as at November 30, 2012, including cash, HST recoverable, accounts payable and accrued liabilities, due to related parties and advances payable denominated in Canadian dollar, would result in an insignificant change to the net loss and comprehensive loss for the year ended November 30, 2012. At November 30, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

iii)	Commodity Price Risk:

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company’s risk relates primarily to the expected output to be produced at its oil and gas properties described in Note 5 of these consolidated financial statements of which significant production is not expected in the near future.

12.	INCOME TAXES

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2012	2011

Basic statutory and provincial income tax rate	25.00%	26.67%

Net loss	$(451,285)	$(668,208)

Expected income tax recovery on net loss, before income tax	$113,000	$178,000
Differences due to recognition of items for tax purposes:
Foreign income taxed at other than CAD stat rate	9,000	23,000
Impairment of oil and gas properties	(16,000)	–
Effects of reduction in statutory rate	(6,000)	(6,000)
Change in valuation allowance	(100,000)	(195,000)
Total income tax recovery	$–	$–

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2012	2011

Future income tax assets:
Non-capital losses carried forward	$598,000	$498,000
Exploration expenses	237,000	237,000
Capital loss carry-forwards	91,000	91,000
	926,000	826,000
Valuation allowance	(926,000)	(826,000)
Net future income tax assets	$–	$–

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

As at November 30, 2012, the Company has accumulated Canadian and foreign exploration costs totaling $907,000 and non-capital losses totaling $2,270,000. The Company also has $758,000 of capital losses which may be applied to future capital gains, which may be carried forward to apply against future years’ income for Canadian income tax purposes. As at November 30, 2012, the Company has accumulated net operating losses in United States totaling $713,000. Potential benefits of these losses and exploration costs have not been recognized in these financial statements because the Company cannot be assured it is more likely than not they will be utilized in future years. The non-capital losses expire as follows:

	Canada	United States	Total

2014	$49,000	$–	$49,000
2015	70,000	–	70,000
2026	57,000	–	57,000
2027	61,000	–	61,000
2028	47,000	–	47,000
2029	65,000	–	65,000
2030	457,000	344,000	801,000
2031	393,000	275,000	668,000
2032	293,000	94,000	387,000

	$1,492,000	$713,000	$2,205,000

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

13.	SUBSEQUENT EVENT

Subsequent to the year end, the Company made principal repayments of CDN$219,500 towards a loan which was received from a lender, on behalf of a director of the Company (Note 9f)

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

14.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company’s consolidated financial statements for the year ending November 30, 2012 are the first annual financial statements prepared in accordance with IFRS. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was December 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be November 30, 2012. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”).

In preparing the Company’s opening IFRS consolidated financial statements, the Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with pre-changeover Canadian GAAP.

The IFRS 1 applicable exemptions and exceptions applied in the conversion from pre-changeover Canadian GAAP to IFRS are as follows:

Optional exemptions

a.	Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payment, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to December 1, 2010.

b.	Leases

IFRS 1 allows an exemption for first-time adopters to determine whether an arrangement existing at the IFRS transition date contains a lease on the basis of facts and circumstances existing at the transition date, instead of the inception of the agreements.  The Company has elected to use this exemption.

c.	Cumulative translation differences

IFRS 1 allows an exemption for first-time adopters to deem cumulative translation differences to be $nil for foreign operations at the date of transition to IFRS. The Company has elected to use this exemption.

d.	Historical cost as deemed cost

The Company elected an IFRS 1 exemption whereby the pre-changeover Canadian GAAP full cost pool was measured upon transition to IFRS at the amount determined under pre-changeover Canadian GAAP as at December 1, 2010. The exploration and evaluation assets were reclassified from the full cost pool to exploration and evaluation assets at the amount that was recorded under pre-changeover Canadian GAAP.

Mandatory exceptions

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. IFRS employs a conceptual framework that is similar to Canadian GAAP. The Company’s IFRS estimates as of December 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Reconciliation of pre-changeover Canadian GAAP equity, comprehensive loss and cash flows to IFRS

IFRS 1 requires an entity to reconcile equity, comprehensive loss, and cash flows for prior periods. The changes made to the statements of financial position and statements of operations and comprehensive loss as shown below have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no material adjustments to the net cash flows, no reconciliation of the statement of cash flows has been disclosed.

The transition to IFRS resulted in reclassifications within shareholders’ equity. The contributed surplus, accumulated other comprehensive loss and opening deficit have been adjusted to reflect the retrospective application of IFRS. The adjustments resulted in reclassifications between contributed surplus, accumulated other comprehensive loss and deficit and, therefore, overall shareholders’ equity remains unchanged as presented in the statements of financial position below.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

(i)	Reconciliation of statement of financial position as at December 1, 2010 (Transition Date)

	Canadian GAAP		Effect of Transition to IFRS			IFRS
	$		$			$

ASSETS

Current

Cash		35,290		–			35,290
HST recoverable receivable		8,074		–			8,074
Prepaid expenses		547		–			547

		43,911		–			43,911

Equipment		36,243		–			36,243
Exploration Advances		210,000		–			210,000
Oil and Gas Properties		127,500		–			127,500

Total Assets		417,654		–			417,654

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current

Accounts payable and liabilities		44,764		–			44,764
Due to related parties		25,762		–			25,762
Advances payable – related parties		63,714		–			63,714

Total Liabilities		134,240		–			134,240

Shareholders’ Equity

Share capital		4,409,168		–			4,409,168
Contributed surplus		10,346		a	) (10,346)		–
Accumulated other comprehensive loss		(111,935)		b	) 111,935		–
Deficit		(4,024,165)		a	),b) (101,589)		(4,125,754)

Total Shareholders’ Equity		283,414		–			283,414

Total Liabilities and Shareholders’ Equity		417,654		–			417,654

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

(ii)	Reconciliation of statement of financial position as at November 30, 2011

	Canadian GAAP		Effect of Transition to IFRS			IFRS
	$		$			$

ASSETS

Current Assets

Cash		7,787		–			7,787
HST recoverable		9,928		–			9,928
Prepaid expenses		547		–			547

Total Current Assets		18,262		–			18,262

Equipment		28,443		–			28,443
Oil and Gas Properties		65,000		–			65,000

Total Assets		111,705		–			111,705

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities

Accounts payable and liabilities		80,275		–			80,275
Due to related parties		352,517		–			352,517
Advances payable – related parties		63,707		–			63,707

Total Liabilities		496,499		–			496,499

Shareholders’ Equity

Share capital		4,409,168		–			4,409,168
Contributed surplus		10,346		a	) (10,346)		–
Accumulated other comprehensive loss		(111,935)		b	) 111,935		–
Deficit		(4,692,373)		a	),b) (101,589)		(4,793,962)

Total Shareholders’ Equity		(384,794)		–			(384,794)

Total Liabilities and Shareholders’ Equity		111,705		–			111,705

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

(iii)	Reconciliation of statement of comprehensive loss for the year ended November 30, 2011

	Canadian GAAP		Effect of Transition to IFRS		IFRS
	$		$		$

EXPENSES

Amortization		7,800		–		7,800
Bank charges and interest		3,691		–		3,691
Consulting and secretarial		12,000		–		12,000
Foreign exchange loss		(310)		–		(310)
Impairment of oil and gas property		62,500		–		62,500
Management fees		289,992		–		289,992
Oil and gas exploration expense		210,000		–		210,000
Office and miscellaneous		8,760		–		8,760
Professional fees		66,723		–		66,723
Shareholder information		680		–		680
Transfer agent and regulatory fees		2,980		–		2,980
Travel and promotion		3,392		–		3,392

Net loss and comprehensive loss for the period		(668,208)		–		(668,208)

Basic and diluted loss per share		(0.01)		–		(0.01)

Weighted average number of shares outstanding		60,727,660		–		60,727,660

(iv)	Reconciliation of statement of comprehensive loss for the year ended November 30, 2010

	Canadian GAAP		Effect of Transition to IFRS			IFRS
	$		$			$

EXPENSES

Amortization		2,757		–			2,757
Bank charges and interest		4,731		–			4,731
Consulting and secretarial		151,278		–			151,278
Finder’s fees		800		–			800
Foreign exchange loss		8,897		–			8,897
Management fees		169,644		a	) (446)		169,198
Office and miscellaneous		57,191		–			57,191
Professional fees		169,137		a	) (669)		168,468
Shareholder information		10,608		–			10,608
Transfer agent and regulatory fees		6,800		–			6,800
Travel and promotion		79,095		–			79,095
Well bore technology expenses		98,374		–			98,374

Net loss and comprehensive loss for the period		(759,312)		a	) (1,115)		(758,197)

Basic and diluted loss per share		(0.02)		–			(0.02)

Weighted average number of shares outstanding		42,650,696		–			42,650,696

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2012
(Expressed in US dollars)

Notes to the reconciliation:

a)	Donated Capital

Under pre-changeover Canadian GAAP, the Company recorded donated management services for periods during which the Company did not incur management service charges.  Under IFRS these amounts would not be recognized.

b)	Cumulative Translation Adjustment

A first-time adopter may elect to transfer the balance of cumulative translation adjustments up to date of transition to deficit. The Company has made this election.

HIP ENERGY CORPORATION

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis (“MD&A”) for the fiscal period ended November 30, 2012

The following management discussion and analysis includes financial information from, and should be read in conjunction with our consolidated financial statements for the year ended November 30, 2012. This MD&A is dated April 2, 2013.

HIP Energy Corporation (“HIP” or the “Company”) reports its financial position, financial performance, changes in shareholders’ equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in US dollars. Previously, the Company reported in accordance with Canadian generally accepted accounting principles.

Information contained herein includes estimates and assumptions which management is required to make concerning future events, and may constitute forward-looking statements under applicable securities laws. Forward-looking statements include plans, expectations, estimates, forecasts and other comments that are not statements of fact. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, we do not intend to update any of these forward-looking statements to conform these statements to actual results.

The amounts included in the following discussion are expressed in U.S. dollars.

Historical Review of Business Operations:

On November 17, 2009, we changed our name from Bradner Ventures Ltd. (“Bradner”) to HIP Energy Corporation (“HIP” or the “Company”) and effected a five (5) for one (1) reverse stock-split of our issued and outstanding common stock. The name change and reverse stock-split were effected with the OTC Bulletin Board on November 19, 2009. Our trading symbol was changed from “BNVLF” to “HIPCF”. Also effective October 20, 2009, we effected an increase in our authorized capital to an unlimited number of common shares and an unlimited number of preferred shares. We received approval for the increase in authorized capital, reverse split and name-change at our annual general meeting of shareholders held on July 31, 2009.

On March 30, 2010, pursuant to an Asset Purchase Agreement dated March 14, 2010 between the Company, HIP Energy (Texas), Inc. (“HIP Texas”), a wholly-owned subsidiary of HIP, Equi Energy LLC (“EEL”), and HIP Energy Resources Limited (HIP Resources”), HIP Texas acquired from HIP Resources ownership of the Well Bores. The consideration for the sale and transfer of the Well Bores was the issuance of 20,000,000 common shares of HIP to EEL.

On March 30, 2010, pursuant to a License Agreement dated March 14, 2010 between the Company, HIP Energy (Nevada) Corporation (“HIP Nevada”), a wholly-owned subsidiary of HIP, HIP Technology Limited (“HIP Tech”), and Group Rich Development Limited, HIP Nevada acquired from HIP Tech, an exclusive worldwide license for use of the HIP Downhole Process Technology. The consideration for the acquisition of the HIP Downhole Process Technology was the issuance of 30,000,000 common shares of HIP to Group Rich and a royalty payment.

Under the License Agreement, HIP Nevada was granted a worldwide exclusive license to the HIP Downhole Process Technology for the purpose of developing, producing, using, selling or otherwise commercially exploiting all subject matter encompassed within the scope of the HIP Downhole Process Technology. The consideration for the acquisition of the HIP Downhole Process Technology was the issuance of 30,000,000 common shares of HIP to Group Rich and the grant of an agreed royalty structure on certain non-China ventures by HIP.

The royalty payment varies depending on the project. HIP Tech and HIP, collectively, will split any proceeds from a non-China Joint Venture as follows:

(i) On all Non-China joint venture related projects or operations on which the HIP Downhole Process Technology are being applied, HIP agrees to, subject to (ii) below, pay to Group Rich and HIP Tech (together the “Licensor”) a royalty fee equal to 25% of the gross revenue received by HIP from oil and gas wells where cumulative gross production per well exceeds more than 20 barrels of oil equivalences per day (Bblsoepd) for each monthly period. In the event cumulative production per well is equal to or less than 20 Bblsoepd for each monthly period, then the royalty will be reduced to 20% of the gross revenue received by HIP for all such wells.

Gross Average Production Per Well Per Day, calculated commencing from the day immediately after Well bore Commercialization	Percentage Payable to Licensor
Up to 20 barrels per well per day	20% Gross Revenue
Greater than 20 barrels per well per day	25% Gross Revenue

(ii) Immediately upon HIP completing an equity or debt financing of US$1,000,000 or more, the gross royalty set out in (i) will be reduced to a flat 25% of all net revenue derived by HIP from projects on which the HIP Downhole Process Technology is being applied.

Organizational Structure

HIP Energy Corporation

Our organizational structure is as follows:

HIP Texas is a wholly owned subsidiary that is governed by the laws of the state of Texas. It was incorporated for the purposes of holding title to the Well Bores.

HIP Nevada is a wholly owned subsidiary that is governed by the laws of the state of Nevada. It was incorporated for the purposes of holding our license to the HIP Downhole Process Technology.

Well Bore Acquisition Agreement:

On March 30, 2010, the Company acquired all rights, title and interest in and to 51 well bores located in West Texas, and 1 well bore (the “Opal Well”) located in Central Texas and an additional 41 wells and well bores located in East Texas and 60 wells and well bores located in West Louisiana. The Company issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52 well bores in West and Central Texas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting. In consideration of the transfer of the Opal Well, the Company agreed to pay consideration totalling $250,000 plus and additional “audited and agreed amount to be provided by HIP Resources consisting of accrued development, equipment and lease operating costs incurred by HIP Resources on the Opal Well. The Company paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by the Company as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP Downhole Process Technology. The Company has not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production produced from the Opal Well. During the year ended November 30, 2011, the Company recognized an impairment loss of $62,500 related to the Opal Well. During the year ended November 30, 2012, the Company determined that there were no future plans for using the properties for testing and recognized an additional impairment loss of $5,000 related to the Opal Well and other well bores.

As a condition of the Asset Purchase Agreement, on January 12, 2010, HIP, HIP Texas, and HIP Nevada entered into a joint operating agreement with TexLa Operating Company (“TexLa”), whereby TexLa agreed to develop the Well Bores using the HIP Downhole Process Technology. In consideration for their services, TexLa was granted a 10% working interest in any of the Well Bores that the HIP Downhole Process Technology is applied to. This structure is intended to ensure that TexLa’s interest is aligned with HIP, as TexLa will have an operating interest in the Well Bores. Also as a condition of the Asset Purchase Agreement, the parties agreed to enter into a Non-Competition Agreement dated March 14, 2010 pursuant to which EEL and HIP Resources agreed, among other things, not to compete against the business of the Company for a period of four years from the date of the agreement. In addition, as the License Agreement grants HIP a worldwide exclusive license to the HIP Downhole Process Technology, EEL and HIP Resources will not be able to use the HIP Downhole Process Technology on any well or well bores, except as provided under the License Agreement. During the year ended November 30, 2012, the Company determined that there were no future plans for using the properties for testing and recognized an impairment loss of $60,000 related to the Peak Wells.

HIP Energy –Discussion on its Technology

Traditional oil exploration involves acquiring exploration or drilling rights, conducting seismic and other subsurface studies to estimate if oil and gas is present, and then drilling of the properties in order to attempt to discover and extract the oil and gas. The process can be extremely expensive and time consuming. Costs for drilling a single well have escalated dramatically and can run into the hundreds of thousands of dollars. Further, a significant percentage of all traditional exploration wells drilled each year end-up being dry holes. Our business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology.

Our initial focus has been to concentrate our operations on applying the HIP Downhole Process Technology to an existing and historically producing but abandoned well bores and reservoirs that have become non-commercial, uneconomic, depleted or damaged. We intend to demonstrate the value of the HIP Downhole Process Technology by improving the recovery of oil from well bores, after which we intend to acquire additional well bores that we believe could have an increase in production if the HIP Downhole Process Technology was applied to the well bores. We believe we can generate more revenues by participating in the development of the well bores, rather than by licensing the HIP Downhole Process Technology to third parties. We believe the Company will benefit from increased industry recognition of the HIP Downhole Process Technology, while generating an ongoing and sustained cash flow from the increased recovery of hydrocarbons.

According to data provided to us by HIP Tech under the License Agreement, the HIP Downhole Process Technology has dissipated the barrier of 23 impediments that restricted or shut in the reservoirs located in the West Texas field, where the Texas Well Bores are located. According to data provided to us by HIP Tech, the HIP Process was applied on several of the Well Bores during the period from 1998 through 2004. These Well Bores experienced an increase in production after the HIP Downhole Process Technology was applied.

Current Period Operations

During the past year, the Company’s focus was to  assemble a larger scale “test” project around various wellbores which it holds and has or was looking to potentially acquire  in East Texas and Louisiana. No such expansion was undertaken.

The Company earlier assembled a larger control area in which to test the scalability of the HIP Technology, which is comprised of oil and gas leases on approximately 6,400 acres covering rights from the surface to the base of the Travis Peak formation. Within this larger control area, the Company also assembled 10 historically producing but dormant wellbores on which to test the HIP Technology. Of these wellbores, three were acquired previously from HIP Energy Resource Limited, and seven were purchased for $60,000 from Peak Energy Corp. of Dallas, Texas. The Company has completed construction of its 3 acre central facilities site on which the equipment necessary to test the HIP Technology (the “HIP Control Unit”) is being assembled. Pipeline connections of the HIP Control Unit to the 10 test wells are ongoing. To date, 8 of the 10 test wells have been piped to the HIP Control Unit, but the Company is waiting for the agreement of the Texas Parks and Wildlife Department before the well bore modifications and final hook-up of the wells can be completed. As at the time of this report, the Company remains unable to re-enter these lands and has thus focused its efforts on acquiring other leases in the surrounding area for which to test the HIP Tech..

The Company did not have sufficient funds to adequately  carry out a 5 well test program on the proposed lease areas  and does not anticipate that such capital will be readily available in 2013. Accordingly, due to the limited cash available to the Company, Management has decided to suspend all further testing of the HIP Downhole Process Technology at this time.

Results of Operations

Our Company did not generate any revenues during the fiscal years of 2012 and 2011. Expenses were $451,285 for the fiscal year ended November 30, 2012, compared to $668,208 for fiscal 2011. The decrease in net loss and expenses for the fiscal year ended November 30, 2012 were primarily due to decreases of oil and gas exploration expense and professional fees during the fiscal year ended November 30, 2012. Expenses incurred in the fiscal year ended November 30, 2011 included $210,000 of oil and gas expenses versus $9,000 for the fiscal year ended November 30, 2012.

Net loss per share was $(0.01) per share for the fiscal year ended November 30, 2012, compared to a net loss per share of $(0.01) in 2011.

Total cash inflow for the year ended November 30, 2012 was $268,197 compared to a cash outflow of $27,503 in 2011. The increase in cash inflow of our 2012 fiscal year end as compared to our 2011 fiscal year end was due to $400,000 received for proceeds from a promissory note compared to $nil in 2011. In 2012, $131,803 was used in operating activities compared to $27,503 in 2011, and $400,000 was provided by financing activities compared to $nil in 2011.

Net loss and comprehensive loss was $451,285 or $(0.01) per share for the fiscal year ended November 30, 2012, compared to $668,208 or $(0.01) per share in the same period in 2011. The decrease in the net loss of fiscal 2012 as compared to fiscal 2011 was due to decreased oil and gas expenses in 2012.

Selected Annual Financial Information

The following table provides selected annual financial information for the years ended November 30, 2012 and 2011 in accordance with International Financial Reporting Standards, and presented in U.S. dollars:

	For the Fiscal Year Ended November 30, 2012	For the Fiscal Year Ended November 30, 2011

Revenue	$Nil	$Nil

Net loss	(451,285)	(668,208)

Net loss per share (basic and fully diluted)	(0.01)	(0.01)

	As at November 30, 2012	As at November 30, 2011

Total assets	$297,050	$111,705

Shareholders’ deficiency	(836,079)	(384,794)

Summary of Quarterly Results

Selected consolidated financial information for each of the last eight quarters.

	2012
	(IFRS)
	November 30	August 31		May 31		February 29

Revenues	$ Nil	$	Nil	$	Nil	$	Nil

Net loss	(177,518)		(88,503)		(93,834)		(91,430)

Basic and Diluted earnings (loss) per share	(0.00)		(0.00)		(0.00)		(0.00)

	2011
	(IFRS)
	November 30	August 31		May 31		February 28

Revenues	$ Nil	$	Nil	$	Nil	$	Nil

Net loss	(156,763)		(300,610)		(113,698)		(97,137)

Basic and Diluted earnings (loss) per share	(0.00)		(0.00)		(0.00)		(0.00)

Liquidity

We had cash and other current assets of $276,407 as at November 30, 2012, compared to $18,262 as at November 30, 2011. Current liabilities at November 30, 2012 were $721,250 compared to $496,499 at November 30, 2011. The Company has a working capital deficit of $444,843 at November 30, 2012, which management forecasts will require additional financing. Our company’s normal operating expenses for the year ended November 30, 2012 of $451,285 included bank charges and interest of $14,583, office and miscellaneous of $6,177, professional fees (accounting, administration and legal) of $34,972, consulting and secretarial of $23,850, management fees of $289,992, transfer agent and regulatory fees of $3,344, depreciation of $7,800 and loss on foreign exchange of $3,856. The Company also recorded a $19,900 gain on forgiveness of payables.

Operating Activities

Operating activities used cash of $131,803 for the year ended November 30, 2012, compared to $27,503 for the year ended November 30, 2011. The increase is a result of lower operating expenses during the current year.

Investing Activities
We did not conduct any investing activities during the years ended November 30, 2011. However, exploration advances of $210,000 that had been paid to the well bores operator were expensed during the year ended November 30, 2011.

Financing Activities

Financing activities provided cash of $400,000 for year ended November 30, 2012, compared to $nil for the year ended November 30, 2011. The increase is a result of the Company entering into a promissory note with a lender, on behalf of a director of the Company.

Capital Resources

Financing

The Company does not have sufficient financial resources to proceed with the testing of the HIP Downhole  Process Technology. Once funds are available, we plan to once again focus on those areas that will result in the production of oil and gas in the shortest time frame. In pursuing this objective, we plan to raise funds as required with the intent of minimizing dilution and maximizing return on funds deployed. Until such time as the HIP Downhole Process Technology is further developed and results in revenues from production of oil and gas from applied wells, we plan to primarily rely on traditional equity markets and if available, debt instruments to raise our required funding.

During the year ended November 30, 2010, we raised $1,129,000 through the sale of common stock. The Company has not undertaken any additional equity financings since, but has received $400,000 in proceeds from the issuance of a promissory note.

Our Company has limited financing upon which to continue our operations, and we presently do not have any arrangements in place for the financing of our continued operations.

Use of Funding

All funds received have been allocated to proving out the HIP Downhole Process Technology and for general working capital. If oil and gas production is attained from these low production or problematic wells using the HIP Process, we will then continue to expand our commercialization of the HIP Downhole Process Technology.

We plan on deploying monies in those prospect areas where we have the greatest understanding of the existing well bores and reservoirs. To this end, we plan to focus our initial efforts on using the HIP Process in well bores and basins in such regions as the Woodbine and Austin Chalk region of the U.S. These regions are low-risk and long-term energy producers. We will participate in such regions with landowners or companies that have access to leases located in geological trends that have demonstrated substantial historical production and have potential remaining reserves that can be exploited in a low-risk, systematic fashion.

Our initial project plan and budget was funded from earlier financing of $1,290,000 million.

Our sole tangible asset consists of the exclusive worldwide license to the HIP Downhole Process Technology. It is however a requirement of the application of the HIP Downhole Process Technology that certain equipment and other fixed or other tangible assets be acquired or leased in order that any potential commercialization of the HIP Downhole Process Technology on any well bores can be realized. The equipment required as part of the HIP Downhole Process Technology in part forms the basis of the application patent relating to the HIP Downhole Process Technology and in other cases is readily available oilfield equipment. The availability of any specific equipment may affect our ability to carry out its operations in a timely and cost effective manner. As stated earlier, our short-term plan is to apply and test the HIP Downhole Process Technology on wells and wellbores. The results of these tests and the ongoing development and application of the HIP Downhole Process Technology will directly affect the Company’s ability to generate revenue and raise additional capital to further expand its programs and acquire any ongoing plant and equipment. As with any new technology applications there is inherent risk that the technology itself may not prove commercially viable or result in any economic production.

China Joint Venture

We have had preliminary discussion with the applicable parties to form a joint venture (a “China Joint Venture”). Our discussion to-date have focused on the development of an initial pilot program to prove the economic viability of the HIP Downhole Process Technology on an agreed number of “beta” test well bores within a designated oilfield in China. After the economic viability of the HIP Downhole Process Technology has been proven, the HIP Downhole Process Technology will be applied on a large scale. As of the date of this report, we have not signed any definitive agreements with the applicable parties and they may cease discussions at any time. Further, although we are at an advanced stage of negotiations and agreement as to the financial terms, number of wells and contribution of the respective parties, we have not signed any letters of intent or memorandums of understanding regarding same at this time.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transactions

The Company entered into the following transactions with related parties, which are measured at the exchange amount, being the amount established and agreed to by the related parties.

a)	During the year ended November 30, 2012, the Company incurred $289,992 (2011 – $289,992) for management fees to directors, officers and private companies controlled by them.

b)	During the year ended November 30, 2012, the Company incurred $12,000 (2011 – $12,000) in consulting fees to officers.

c)	As at November 30, 2012, the Company owes $50,320 (CDN$50,000) (2011 – $49,005) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

d)	As at November 30, 2012, the Company owes $641,675 (2011 – $352,517) to directors for accrued management fees, which are unsecured, non-interest bearing and payable on demand.

e)
As at November 30, 2012, the Company owes $15,096 (CDN$15,000) (2011 – $14,702) to a private company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable on demand.

f)
On March 4, 2012, the Company entered into a promissory note and received a loan of $400,000 from a lender, on behalf of a director of the Company, bearing interest at the Prime Rate plus 1%. The Prime Rate is the floating annual rate of interest based upon the HSBC Bank of Canada rate. The loan matures on March 4, 2014. As at November 30, 2012, the Company accrued $11,879 of interest.

SIGNIFICANT CHANGES TO ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

The Company’s financial statements for the year ending November 30, 2012 are the first annual financial statements that will be prepared in accordance with IFRS. IFRS 1, First-time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was December 1, 2010 (the “Transition Date”). IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be November 30, 2012. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“pre-changeover Canadian GAAP”).

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with pre-changeover Canadian GAAP.

The IFRS 1 applicable exemptions and exceptions applied in the conversion from pre-changeover Canadian GAAP to IFRS are as follows:

Optional exemptions

a.	Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2, Share-based Payment, to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to December 1, 2010.

b.	Leases

IFRS 1 allows an exemption for first-time adopters to determine whether an arrangement existing at the IFRS transition date contains a lease on the basis of facts and circumstances existing at the transition date, instead of the inception of the agreements.  The Company has elected to use this exemption.

c.	Cumulative translation differences

IFRS 1 allows an exemption for first-time adopters to deem cumulative translation differences to be $nil for foreign operations at the date of transition to IFRS. The Company has elected to use this exemption.

d.	Historical cost as deemed cost

The Company elected an IFRS 1 exemption whereby the pre-changeover Canadian GAAP full cost pool was measured upon transition to IFRS at the amount determined under pre-changeover Canadian GAAP as at December 1, 2010. The exploration and evaluation assets were reclassified from the full cost pool to exploration and evaluation assets at the amount that was recorded under pre-changeover Canadian GAAP.

Mandatory exceptions

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. IFRS employs a conceptual framework that is similar to Canadian GAAP. The Company’s IFRS estimates as of December 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Adjustments on transition to IFRS

IFRS has many similarities with Canadian GAAP as it is based on a similar conceptual framework. However, there are important differences with regard to recognition, measurement and disclosure. While adoption of IFRS did not change the Company’s actual cash flows, it resulted in changes to the Company’s Statement of Financial Position and Statement of Shareholders’ Equity as described below:

i)	Donated Capital

Under pre-changeover Canadian GAAP, the Company recorded donated management services for periods during which the Company did not incur management service charges.  Under IFRS these amounts would not be recognized.

ii)	Cumulative Translation Adjustment

A first-time adopter may elect to transfer the balance of cumulative translation adjustments up to date of transition to deficit. The Company has made this election.

Uncertainties and Risk Factors

Financial Instruments

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk

• Liquidity and funding risk

• Market risk

The Board of Directors approves and monitors the risk management processes.

a)	Credit Risk

Credit risk is the risk of potential loss to the Company if a counter party to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is on its cash and amounts receivable.

Cash consists of cash bank balances. The Company manages the credit exposure related to cash by holding its funds with reputable financial institutions.

Amounts receivable consist of HST recoverable. The Company’s maximum credit exposure for cash and amounts receivable is the carrying value of $276,407 (November 30, 2011 - $17,715).

b)	Liquidity and Funding Risk

Liquidity and funding risk is the risk that the Company will not have sufficient capital to meet short-term operating requirements, after taking into account the Company’s holdings of cash.

As at November 30, 2012, the Company’s working capital deficiency is $444,843. In the case of cash deficits arising from exploration commitments and general operating budgets, the Company will have to seek debt or equity financing. There are no assurances that such financing will be available on terms acceptable to the Company.

The Company determined that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts and is available on demand.

c)	Market Risk

i)	Interest Rate Risk:

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments.

The Company had $275,984 in cash at November 30, 2012. The bank account is not an interest bearing bank account and currently the Company does not hold any investments or financial liabilities on which interest accrues, and is therefore not subject to a significant amount of interest rate risk.

ii)	Foreign Currency Risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. The Company’s functional and reporting currency is the US dollar. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in United States of America and Canada and holds cash in US and Canadian dollar currencies in line with forecasted expenditures. The Company’s main risk is associated with fluctuations in the Canadian dollar and assets and liabilities are translated based on the foreign currency translation policy.

The Company’s net exposure to the Canadian dollar on financial instruments is as follows:

	November 30, 2012	November 30, 2011

Cash	$(295)	$4,465
HST recoverable	423	9,928
Accounts payable and accrued liabilities	(24)	(61,974)
Due to related parties	7,096	–
Advances payable	65,417	–

	$72,617	$(47,581)

The Company has determined that an effect of a 10% increase or decrease in the Canadian dollar against the US dollar on financial assets and liabilities, as at November 30, 2012, including cash, HST recoverable, accounts payable and accrued liabilities, due to related parties and advances payable denominated in Canadian dollar, would result in an insignificant change to the net loss and comprehensive loss for the year ended November 30, 2012. At November 30, 2012, the Company had no hedging agreements in place with respect to foreign exchange rates.

iii)	Commodity Price Risk:

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company’s risk relates primarily to the expected output to be produced at its oil and gas properties of which significant production is not expected in the near future.

Outstanding Securities

The authorized capital of our Company consists of unlimited common and preferred shares without par value. As of November 30, 2012 and April 2, 2013, there were 60,727,660 common shares issued and outstanding and no preference shares issued and outstanding in the capital of our Company. The Company has no options or warrants outstanding.

Additional Disclosure for Venture Issuers Without Significant Revenue

	Year Ended November 30, 2012	Year Ended November 30, 2011

Management Fees	$289,992	$289,992
Other General and Administrative Expenses	$161,293	$378,216

Approval

The board of directors of the Company has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Additional Information

Additional information relating to our Company is available for viewing on the SEDAR website at www.sedar.com.

Form 52-109FV1
Certification of Annual Filings
Venture Issuer Basic Certificate

I, Richard Coglon, CEO, HIP Energy Corp., certify the following:

1.	Review: I have reviewed the annual financial report and annual MD&A (together, the “annual filings”) of HIP Energy Corp. (the “issuer”) for the year ended November 30, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial report together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 2, 2013

Richard Coglon
CEO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1
Certification of Annual Filings
Venture Issuer Basic Certificate

I, Richard Coglon, CFO, HIP Energy Corp., certify the following:

1.	Review: I have reviewed the annual financial report and annual MD&A (together, the “annual filings”) of HIP Energy Corp. (the “issuer”) for the financial year ended November 30, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial report together with the other financial information included in the annual filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: April 2, 2013

Richard Coglon
CFO

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIP ENERGY CORPORATION

/s/ Richard Coglon
Richard Coglon
President
Date:  April 3, 2013